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                                                                    EXHIBIT 8.01

                            [O'MELVENY & MYERS LETTERHEAD]



                                         October
                                         30th
                                         1 9 9 5





(213) 669-6000

                                                                    815,040-023
                                                                   LA3-693294.V3

Southwest Gas Corporation
5241 Spring Mountain Road
Las Vegas, Nevada 89102

                 Re:      Southwest Gas Capital I

Ladies and Gentlemen:

                 You have requested our opinion as to whether Southwest Gas Capital I (the "Trust") will qualify as a grantor trust for United States federal income tax purposes as of the date the Trust is formed. The Trust will be a business trust formed in accordance with the provisions of the Delaware Code, title 12, chapter 38.

                 In connection with rendering this opinion, we have examined the Amended and Restated Declaration of Trust (the "Declaration"), the Indenture, the First Supplemental Indenture, and such other documents as we have deemed necessary or appropriate for purposes of this opinion. For purposes of such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, and the authenticity of all documents submitted to us as relevant to this opinion and, as to matters of fact, we have relied upon the agreements, instruments, certificates and documents referred to above. We have assumed that all parties have the corporate power and authority to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite corporate actions, the due execution and delivery and the validity, binding effect and enforceability of such documents.
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Page 2 - Southwest Gas Corporation - October 30, 1995

                 The facts as we understand them and on which this opinion is based are as follows:

                 Southwest Gas Corporation, a California corporation (the "Company"), will issue subordinated debt securities (the "Subordinated Debt Securities"), which will be held by the Trust. The Trust will initially have three trustees (the "Trustees"), two of whom will be persons employed by or affiliated with the Company. The third Trustee will be Wilmington Trust Company, a Delaware corporation. The Declaration will authorize the Trustees to have the Trust issue preferred securities (the "Preferred Securities") and common securities (the "Common Securities" and together with the Preferred Securities, the "Securities") representing beneficial undivided interests in the Trust. All of the Common Securities will be held by the Company. The Declaration will not permit the issuance by the Trust of any securities or other beneficial interests other than the Securities. Pursuant to the Declaration, Harris Trust and Savings Bank (the "Property Trustee"), who will not be a Trustee, will be appointed to hold the Subordinated Debt Securities owned by the Trust for the benefit of the holders of the Securities. The Property Trustee will also receive all interest and principal paid in respect of the Subordinated Debt Securities and will maintain such funds in a segregated account pending distribution of such funds to the holders of the Securities.

                 Holders of the Securities will be entitled to receive cumulative cash distributions (the "Distributions") at a specified annual rate of the liquidation preference of $25 per Security, accruing from the date of original issuance and payable monthly in arrears on the last day of each calendar month of each year. The timing and rate of payments on the Securities and the total outstanding liquidation preference of the Securities shall be identical to, respectively, the timing and rate of payments on and total outstanding principal amount of the Subordinated Debt Securities. The Preferred Securities will rank pari passu with the Common Securities, except that in the event of a default under the Declaration the rights of the holders of the Common Securities to payments of Distributions and to payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. In addition, in the event that the Trust does not have sufficient funds to pay Distributions to the holders of the Preferred Securities, such holders will be entitled to elect a special trustee (the "Special Trustee") who will be a Trustee of the Trust and who will have the authority to bring legal action to compel the Property Trustee to enforce the rights of the Trust under the indenture executed in connection with the issuance of the Subordinated Debt Securities (the "Indenture").
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Page 3 - Southwest Gas Corporation - October 30, 1995


                 The Subordinated Debt Securities will have a maturity of up to 30 years. In addition, the Company may also be given an option (the "Extension Option") to extend the maturity date of the Subordinated Debt Securities for an additional period not to exceed 19 years, provided however, that the Company may only exercise the Extension Option if it satisfies certain financial conditions at the end of the initial 30-year term. Furthermore, the Company may defer interest payments on the Subordinated Debt Securities for up to 20 consecutive quarters, at which time all deferred interest would be payable.
The Subordinated Debt Securities will be rated just below investment grade.

                 Under Treasury Regulation Section 301.7701-4, in order for a trust to be classified as a fixed investment trust rather than as an association taxable as a corporation or as a partnership, there must be no power, on the part of the trustee or any other person, to vary the investment of the holders of interests in the trust in order to take advantage of market fluctuations. Furthermore, the trust cannot have multiple classes of ownership, unless the trust is formed for purposes of facilitating direct investment in the trust assets and the existence of multiple classes is merely incidental to such purposes.

                 The Declaration prohibits the Trustees from causing the Trust to acquire any assets other than the Subordinated Debt Securities. In particular, neither the Trustees nor the Trust may vary the assets of the Trust or the terms of the Securities. In addition, payments of interest and principal received with respect to the Subordinated Debt Securities may not be invested, but rather must be distributed to the holders of the Securities. Furthermore, as stated and with the exception noted above, the Preferred Securities will rank pari passu with the Common Securities.

                 Based on the foregoing, and assuming compliance with the provisions of the Declaration, it is our opinion that the Trust will be treated as a grantor trust under subpart E, part I of subchapter J of the Internal Revenue Code for United States federal income tax purposes rather than as an association taxable as a corporation or as a partnership and, accordingly, each beneficial owner of a Preferred Security will be treated for United States federal income tax purposes as the owner of an undivided interest in the Subordinated Debt Securities held by the Trust.

                 We consent to the inclusion of this opinion in the Current Report on Form 8-K dated October 26, 1995 which is incorporated by reference in the Registration Statement on Form S-3, File No. 33-62143, as amended by Amendment No. 1 filed by the Company and the Trust with the Securities and Exchange Commission on August 25, 1995 and October 6, 1995, respectively, the Prospectus dated October 24, 1995 and the Prospectus Supplement dated October 26, 1995 relating to the registration of the Preferred Securities.



                                         Respectfully submitted,

                                         O'MELVENY & MYERS